Exhibit 12.1

Cytokinetics, Incorporated

The following table sets forth our ratio of deficiency of earnings to fixed charges and ratio of combined fixed charges to deficiency of earnings for the years ended December 31, 2012, 2013, 2014, 2015 and 2016, and nine months ended September 30, 2017. As the ratios of deficiency of earnings to fixed charges and deficiency of earnings to combined fixed charges indicate less than one-to-one, we have provided the deficiency amounts.

Statement of Computation of Ratio Of Earnings To Combined Fixed Charges And Preference Security Dividends

(In thousands, except ratios)

	Year Ended December 31,					Nine months Ended September 30, 2017
	2012	2013	2014	2015	2016
Income (loss) before income taxes	$(40,370)	$(33,717)	$(14,646)	$(37,501)	$16,453	$(87,305)
Fixed charges	1,128	1,102	1,113	1,367	3,848	3,209
Total earnings (loss) for computation of ratio	$(39,242)	$(32,615)	$(13,533)	$(36,134)	$20,301	$(84,096)
Fixed Charges:
Interest expense	$3	$—	$—	$268	$2,699	$2,346
Interest attributable to rentals(a)	1,125	1,102	1,113	1,099	1,149	863
Total fixed charges	$1,128	$1,102	$1,113	$1,367	$3,848	$3,209
Preferred stock dividends	—	—	—	—	—	—
Total combined fixed charges and preferred stock dividends	$1,128	$1,102	$1,113	$1,367	$3,848	$3,209
Ratio of earnings to combined fixed charges and preferred stock dividends(b)	—	—	—	—	5.28	—

a)	Interest attributable to rentals equals one-third of total rental expense.
b)	Due to our losses in years ended December 31, 2012, 2013, 2014 and 2015, and for the nine months ended September 30, 2017, the ratio was less than 1:1. Additional earnings of $40.4 million, $33.7 million, $14.6 million, $37.5 million and $87.3 million would have been required in each of those periods, respectively, to achieve a ratio of 1:1.